

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2019

Giovanni Visentin
Chief Executive Officer
Xerox Corporation
P.O. Box 4505, 201 Merritt 7
Norwalk, CT 06851-1056

>   **Re: Xerox Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2018**
>   **Filed February 25, 2019**
>   **File No. 001-04471**

Dear Mr. Visentin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Information Technologies
             and Services

cc: Timothy M. Fesenmyer, Esq.